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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45963

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CEA Atlantic Advisors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 E. Kennedy Blvd., Suite 3300
(No. and Street)

Tampa (City) Florida (State) 33602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad A. Gordon (813) 226-8844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Accell Audit and Compliance, PA
(Name – if individual, state last, first, middle name)

4806 West Gandy Blvd (Address) Tampa (City), Florida (State) 33611 (Zip Code)

Mail Processing Section
FEB 2 1 2020
Washington DC
415

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB

OATH OR AFFIRMATION

I, Brad Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CEA Atlantic Advisors, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[Signature]
Signature

Chief Financial Officer
Title

LETICIA ALLEN
MY COMMISSION # GG 279258
EXPIRES: March 24, 2023
Bonded Thru Notary Public Underwriters

[Signature: Leticia Allen]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- [x] (e) Statement of ~~Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.~~ Member's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CEA Atlantic Advisors, LLC

Financial Statements and
Supplementary Information
December 31, 2019

CEA Atlantic Advisors, LLC

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of CEA Atlantic Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CEA Atlantic Advisors, LLC as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CEA Atlantic Advisors, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CEA Atlantic Advisors, LLC's management. Our responsibility is to express an opinion on CEA Atlantic Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CEA Atlantic Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation For Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3, ("the supplemental information") has been subjected to audit procedures performed in conjunction with the audit of CEA Atlantic Advisors, LLC's financial statements. The supplemental information is the responsibility of CEA Atlantic Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Accell Audit & Compliance, PA

We have served as CEA Atlantic Advisors, LLC's auditor since 2014.

Tampa, FL

February 4, 2020

CEA Atlantic Advisors, LLC

Statement of Financial Condition

		December 31, 2019
Assets		
Cash and cash equivalents	$	126,397
Accounts receivable, net		-
Deposit		196
Total assets	$	126,593
Liabilities		
Accounts payable and accrued expenses	$	7,807
Member's Equity		
Member's capital, a membership unit issued & outstanding		1,000
Retained member's earnings		117,786
Total member's equity		118,786
Total liabilities and member's equity	$	126,593

See report of independent registered public accounting firm and notes to the financial statements.

CEA Atlantic Advisors, LLC

Statement of Income

	For the year ended December 31, 2019
Revenues	
Financing Transaction Fees	$ 158,883
Consulting / Advisory Fees	135,800
Total revenues	294,683
Operating Expenses	
Commissions	100,683
Rent, office and occupancy	108,000
Other administrative and operating expenses	23,360
Professional fees	60,918
Total operating expenses	292,961
Net Income	$ 1,722

See report of independent registered public accounting firm and notes to the financial statements.

CEA Atlantic Advisors, LLC

Statement of Member's Equity

	For the year ended December 31, 2019
Balance, December 31, 2018	$ 117,064
Net income	1,722
Balance, December 31, 2019	$ 118,786

See report of independent registered public accounting firm and notes to the financial statements.

CEA Atlantic Advisors, LLC

Statement of Cash Flows

	For the year ended December 31, 2019
Cash Flows from Operating Activities	
Net income	$ 1,722
Changes in operating assets and liabilities:	
Decrease in deposits	39
Decrease in accounts payable and accrued expenses	(5,768)
Net cash used in operating activities	(4,007)
Net decrease in cash and cash equivalents	(4,007)
Cash and cash equivalents at beginning of the period	130,404
Cash and cash equivalents at end of the period	$ 126,397

See report of independent registered public accounting firm and notes to the financial statements.

CEA Atlantic Advisors, LLC
December 31, 2019
Notes to Financial Statements

1. Nature of Business:

CEA Atlantic Advisors, LLC (the "Company") is a limited liability company organized on September 3, 2002 pursuant to the Delaware Limited Liability Company Law, whose sole member is CEA Group, LLC ("CEA"). The Company is ultimately owned and controlled by the J. Patrick Michaels, Jr. Family Trust (the "Trust") of which J. Patrick Michaels, Jr. is the sole trustee and has beneficial ownership interest. The Company provides investment banking and consulting services.

During September 2003, the Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD").

2. Summary of Significant Accounting Policies:

Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable consists primarily of commissions receivable which arise in the normal course of business. Accounts receivable are stated at cost less an allowance for doubtful accounts. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. At December 31, 2019, the Company determines that an estimated $1,562,500 of receivables may not be collectible and that an allowance for doubtful accounts was recorded as of December 31, 2019.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk are cash, and accounts receivable.

The Company places its cash on deposit with financial institutions in the United States. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At times, balances held by the bank may exceed the FDIC limit.

Receivables past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of client.

Revenue Recognition

The Company has two types of revenue – Consulting / Advisory Fees and Financing Transaction Fees. Consulting / Advisory fees are non-refundable monthly charges for a specific number of months as stated in the contract for consulting and advisory services reasonably necessary to accomplish the client's stated objectives. Revenue for these fees are recognized monthly as the services are provided. Financing Transaction fees are based on a percent of the raised or committed debt or equity the Company procures for the client. Determination of the transaction price is based on contractual agreements and allocation of the transaction prices are unnecessary because the pricing can be obtained directly from the contract. These fees are recorded when a transaction is successful. Any warrants received in connection with financing transactions are recorded at estimated fair value.

Income Taxes

The Company is a limited liability corporation with a single member. Under U.S. Federal tax law, the Company is accounted for as a division of its member and does not file a separate tax return. Furthermore, the Company's single member is treated as a partnership under U.S. Federal tax law. Because partnerships are not subject to income taxes under U.S. Federal tax law, the Company (as a division of its single member) likewise is not subject to income taxes. Accordingly, the accompanying financial statements include no provision for income tax.

The Company has adopted Accounting Standards Codification ("ASC") Topic 740, "Income Taxes". A component of this standard prescribes a recognition and measurement threshold for uncertain tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no impact on the Company's financial position or results of operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with uncertain tax position as a component of income tax expense, and none were recognized as there was no impact on the Company's financial positions as a result of the application of this standard. The tax returns for the Company's single member are open to examination by taxing authorities generally for three years after the filing of the tax return.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the accompanying statement of financial condition at their carrying value, which approximate their fair values.

3. Regulatory Requirements:

The Company is subject to SEC uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis. At December 31, 2019, the Company had net capital, as defined, of $118,590, which was $113,590 in excess of its required net capital of $5,000. At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital, as defined, was 6.58 to 1.

4. **Related Party Transactions:**

The Company paid $9,000 per month to an affiliate entity under common ownership for administrative services, which is reflected as rent, office and occupancy in the accompanying statement of income. For the year ended December 31, 2019, $108,000 was paid to this affiliate for such administrative services.

As of December 31, 2019, the accounts receivable balance of $62,500 consisted of the uncollected portion of the commission earned for assistance in raising equity for an entity where the majority owner is an affiliated entity of the Company. At December 31, 2019, the Company determines that an estimated $62,500 of receivables may not be collectible and that an allowance for doubtful accounts was recorded as of December 31, 2019.

5. **Commitments and Contingencies:**

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations.

In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines. Management is unaware of any commitments or contingencies that would have a material effect on the financial statements.

6. **Subsequent Events:**

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 4, 2020, the date which financial statements were issued.

CEA Atlantic Advisors, LLC

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

	Per Audited Financial Statements
Computation of net capital:	
Member's equity	$ 118,786
Less nonallowable assets:	
Accounts receivable	0
Deposit	196
Net capital	$ 118,590
Computation of aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 7,807
Computation of basic net capital requirements:	
Minimum net capital required -- 6 2/3% of aggregate indebtedness	$ 520
Minimum net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Net capital in excess of requirement	113,590
Net capital	$ 118,590
Ratio of aggregate indebtedness to net capital	6.58

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 dated January 21, 2020 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

See report of independent registered public accounting firm and notes to the financial statements.

CEA Atlantic Advisors, LLC

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(i) of the Rule.

See report of independent registered public accounting firm and notes to the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CEA Atlantic Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for fiscal year 2019, in which (1) CEA Atlantic Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provision"), and (2) CEA Atlantic Advisors, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Accell Audit & Compliance, PA

Tampa, Florida
February 4, 2020

COMMUNICATIONS
EQUITY
ASSOCIATES

Exemption Report

To the SEC
Washington DC

As of and for the entire year ended December 31, 2019, CEA Atlantic Advisors, LLC (the "Company") claimed reporting exemption provision 15c-3-3(k)(2)(i).

The Company was in compliance with this exemption for the entire year of December 31, 2019.

B Ford

January 29, 2020
Tampa, Florida

101 East Kennedy Boulevard, Suite 3300 • Tampa, Florida 33602 • (813) 226-8844 • FAX (813) 225-1513
www.ceaworldwide.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
CEA Atlantic Advisors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by CEA Atlantic Advisors, LLC and the SIPC, solely to assist you and SIPC in evaluating CEA Atlantic Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. CEA Atlantic Advisors, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check copies and bank records, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on CEA Atlantic Advisors, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of CEA Atlantic Advisors, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Accell Audit & Compliance, PA

Tampa, Florida
February 4, 2020

4806 West Gandy Boulevard • Tampa, Florida 33611 • 813.440.6380

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******1798*******************MIXED AADC 220
65962 FINRA DEC
CEA ATLANTIC ADVISORS LLC
101 E KENNEDY BLVD STE 3300
TAMPA, FL 33602-5151

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brad Gordon (813)226-[illegible]

2. A. General Assessment (item 2e from page 2) $ 442

B. Less payment made with SIPC-6 filed **(exclude interest)** (93

07-29-19
Date Paid

C. Less prior overpayment applied (—

D. Assessment balance due or (overpayment) 349

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 349

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 349

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CEA Atlantic Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15th day of January, 2020.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2019** and ending **12/31/2019**

Item No.		**Eliminate cents**
2a. Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030)		$ 294,683
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions		—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS Line 5, Code 3960).	$
Enter the greater of line (i) or (ii)	
Total deductions		—
2d. SIPC Net Operating Revenues		$ 294,683
2e. General Assessment @ .0015		$ 442
	(to page 1, line 2.A.)